UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission file number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:         Form 20-F  ☒    or     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

*	If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

TABLE OF DOCUMENT(S) SUBMITTED

1.	Unaudited interim consolidated Japanese GAAP financial statements as of and for the six months ended September 30, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Ohta
	Name:	Jun Ohta
	Title:	Deputy President and Executive Officer Group Chief Financial Officer

Date: December 5, 2017

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2017

On November 29, 2017, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2017 prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, as part of our quarterly securities report (shihanki hokokusho) for the quarter ended September 30, 2017 filed by us with the relevant Japanese authorities. This document is an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such quarterly securities report. Japanese GAAP differs in certain respects from International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, and generally accepted accounting principles in the United States. For a description of certain differences between IFRS and Japanese GAAP, see “Item 5.A Operating Results—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the SEC.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (JAPANESE GAAP)

INTERIM CONSOLIDATED BALANCE SHEETS

	Millions of yen				Millions of U.S. dollars
	March 31, 2017		September 30, 2017		September 30, 2017
Assets:
Cash and due from banks	*8	¥46,865,538	*8	¥49,333,064	$437,583
Call loans and bills bought		1,872,144		1,952,757	17,321
Receivables under resale agreements		899,897		1,198,627	10,632
Receivables under securities borrowing transactions		8,760,390		9,589,363	85,057
Monetary claims bought	*8	4,420,377	*8	4,667,042	41,397
Trading assets	*8	6,755,428	*8	6,235,885	55,312
Money held in trust		3,439		2,544	23
Securities	*1, *2, *8, *14	24,631,792	*1, *2, *8, *14	24,426,107	216,659
Loans and bills discounted	*3, *4, *5, *6, *7, *8, *9	80,237,322	*3, *4, *5, *6, *7, *8, *9	81,162,078	719,905
Foreign exchanges	*7	1,723,867	*7	2,506,683	22,234
Lease receivables and investment assets	*8	2,395,597	*8	2,374,127	21,058
Other assets	*8	7,355,845	*8	8,051,523	71,417
Tangible fixed assets	*8, *10, *11	3,101,642	*8, *10, *11	3,574,624	31,707
Intangible fixed assets		946,506		926,137	8,215
Net defined benefit asset		314,922		329,413	2,922
Deferred tax assets		63,001		55,253	490
Customers’ liabilities for acceptances and guarantees		8,090,111		8,525,224	75,618
Reserve for possible loan losses		(646,215)		(607,966)	(5,393)

Total assets		¥197,791,611		¥204,302,493	$1,812,156

(Continued)
	Millions of yen				Millions of U.S. dollars
	March 31, 2017		September 30, 2017		September 30, 2017
Liabilities and net assets:
Liabilities:
Deposits	*8	¥117,830,210	*8	¥119,938,693	$1,063,852
Negotiable certificates of deposit		11,880,937		12,896,156	114,388
Call money and bills sold		2,088,019		1,890,031	16,765
Payables under repurchase agreements	*8	2,715,752	*8	3,794,797	33,660
Payables under securities lending transactions	*8	7,444,655	*8	9,344,314	82,884
Commercial paper		2,311,542		2,333,488	20,698
Trading liabilities		4,704,931		4,639,549	41,153
Borrowed money	*8, *12	10,786,713	*8, *12	10,696,045	94,874
Foreign exchanges		683,252		1,126,460	9,992
Short-term bonds		1,125,600		1,190,100	10,556
Bonds	*13	8,129,232	*8, *13	8,578,207	76,088
Due to trust account		1,180,976		1,215,144	10,778
Other liabilities	*8	6,880,273	*8	5,695,922	50,523
Reserve for employee bonuses		77,375		57,785	513
Reserve for executive bonuses		3,045		—	—
Net defined benefit liability		59,110		57,352	509
Reserve for executive retirement benefits		2,347		2,175	19
Reserve for point service program		21,744		22,394	199
Reserve for reimbursement of deposits		15,464		8,721	77
Reserve for losses on interest repayment		156,775		119,204	1,057
Reserves under the special laws		1,745		2,037	18
Deferred tax liabilities		335,908		436,139	3,869
Deferred tax liabilities for land revaluation	*10	31,596	*10	31,244	277
Acceptances and guarantees	*8	8,090,111	*8	8,525,224	75,618

Total liabilities		186,557,325		192,601,191	1,708,366

Net assets :
Capital stock		2,337,895		2,338,743	20,745
Capital surplus		757,346		758,193	6,725
Retained earnings		5,036,756		5,351,360	47,466
Treasury stock		(12,913)		(12,480)	(111)

Total stockholders’ equity		8,119,085		8,435,817	74,825

Net unrealized gains (losses) on other securities		1,542,308		1,687,457	14,968
Net deferred gains (losses) on hedges		(42,077)		(45,882)	(407)
Land revaluation excess	*10	38,109	*10	37,650	334
Foreign currency translation adjustments		65,078		41,074	364
Accumulated remeasurements of defined benefit plans		9,034		16,400	145

Total accumulated other comprehensive income		1,612,453		1,736,699	15,404

Stock acquisition rights		3,482		3,192	28
Non-controlling interests		1,499,264		1,525,591	13,532

Total net assets		11,234,286		11,701,301	103,790

Total liabilities and net assets		¥197,791,611		¥204,302,493	$1,812,156

INTERIM CONSOLIDATED STATEMENTS OF INCOME

Six months ended September 30	Millions of yen				Millions of U.S. dollars
	2016		2017		2017
Ordinary income		¥2,402,177		¥2,746,944	$24,365
Interest income		906,411		1,076,610	9,549
Interest on loans and discounts		659,224		737,193	6,539
Interest and dividends on securities		127,564		177,193	1,572
Trust fees		1,671		1,879	17
Fees and commissions		550,919		583,788	5,178
Trading income		122,394		130,730	1,160
Other operating income		741,420		842,312	7,471
Other income	*1	79,360	*1	111,624	990
Ordinary expenses		1,887,926		2,131,395	18,905
Interest expenses		245,838		368,501	3,269
Interest on deposits		78,391		134,849	1,196
Fees and commissions payments		86,845		99,189	880
Trading losses		—		101	1
Other operating expenses		572,679		701,758	6,225
General and administrative expenses	*2	882,029	*2	894,633	7,935
Other expenses	*3	100,532	*3	67,212	596

Ordinary profit		514,251		615,548	5,460

Extraordinary gains	*4	29,533	*4	619	5
Extraordinary losses	*5, *6	2,719	*5, *6	4,148	37

Income before income taxes		541,066		612,020	5,429

Income taxes-current		110,289		101,526	901
Income taxes-deferred		23,048		39,297	349

Income taxes		133,338		140,824	1,249

Profit		407,727		471,195	4,179

Profit attributable to non-controlling interests		48,529		51,000	452

Profit attributable to owners of parent		¥359,198		¥420,195	$3,727

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Six months ended September 30	Millions of yen		Millions of U.S. dollars
	2016	2017	2017
Profit	¥407,727	¥471,195	$4,179
Other comprehensive income (losses)	(290,357)	136,989	1,215
Net unrealized gains (losses) on other securities	(97,547)	152,001	1,348
Net deferred gains (losses) on hedges	24,997	(4,152)	(37)
Land revaluation excess	(0)	—	—
Foreign currency translation adjustments	(219,156)	(11,604)	(103)
Remeasurements of defined benefit plans	19,839	7,512	67
Share of other comprehensive income of affiliates	(18,489)	(6,768)	(60)

Total comprehensive income	117,370	608,185	5,395

Comprehensive income attributable to owners of parent	111,920	544,901	4,833

Comprehensive income attributable to non-controlling interests	5,450	63,284	561

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2016	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	¥2,337,895	¥757,306	¥4,534,472	¥(175,381)	¥7,454,294
Changes in the period
Cash dividends			(102,541)		(102,541)
Profit attributable to owners of parent			359,198		359,198
Purchase of treasury stock				(29)	(29)
Disposal of treasury stock		(0)		5	5
Changes in shareholders’ interest due to transaction with non-controlling interests		(4)			(4)
Increase due to increase in subsidiaries			2		2
Increase due to decrease in subsidiaries			7		7
Decrease due to increase in subsidiaries			(9)		(9)
Decrease due to decrease in subsidiaries			(0)		(0)
Reversal of land revaluation excess			5		5
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	(4)	256,662	(23)	256,634

Balance at the end of the period	¥2,337,895	¥757,301	¥4,791,135	¥(175,404)	¥7,710,928

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2016	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,347,689	¥55,130	¥39,416	¥87,042	¥(69,811)	¥1,459,467
Changes in the period
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Decrease due to decrease in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	(97,722)	25,486	(6)	(194,055)	19,014	(247,283)

Net changes in the period	(97,722)	25,486	(6)	(194,055)	19,014	(247,283)

Balance at the end of the period	¥1,249,967	¥80,617	¥39,410	¥(107,012)	¥(50,797)	¥1,212,184

	Millions of yen
Six months ended September 30, 2016	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥2,884	¥1,531,022	¥10,447,669
Changes in the period
Cash dividends			(102,541)
Profit attributable to owners of parent			359,198
Purchase of treasury stock			(29)
Disposal of treasury stock			5
Changes in shareholders’ interest due to transaction with non-controlling interests			(4)
Increase due to increase in subsidiaries			2
Increase due to decrease in subsidiaries			7
Decrease due to increase in subsidiaries			(9)
Decrease due to decrease in subsidiaries			(0)
Reversal of land revaluation excess			5
Net changes in items other than stockholders’ equity in the period	306	(15,363)	(262,340)

Net changes in the period	306	(15,363)	(5,706)

Balance at the end of the period	¥3,190	¥1,515,659	¥10,441,962

(Continued)

	Millions of yen
	Stockholders’ equity
Six months ended September 30, 2017	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total
Balance at the beginning of the period	¥2,337,895	¥757,346	¥5,036,756	¥(12,913)	¥8,119,085
Changes in the period
Issuance of new stock	847	847			1,695
Cash dividends			(105,752)		(105,752)
Profit attributable to owners of parent			420,195		420,195
Purchase of treasury stock				(53)	(53)
Disposal of treasury stock		(43)		486	443
Changes in shareholders’ interest due to transaction with non-controlling interests		43			43
Increase due to increase in subsidiaries			3		3
Increase due to decrease in subsidiaries			3		3
Decrease due to increase in subsidiaries			(304)		(304)
Reversal of land revaluation excess			459		459
Net changes in items other than stockholders’ equity in the period

Net changes in the period	847	846	314,604	433	316,732

Balance at the end of the period	¥2,338,743	¥758,193	¥5,351,360	¥(12,480)	¥8,435,817

	Millions of yen
	Accumulated other comprehensive income
Six months ended September 30, 2017	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total
Balance at the beginning of the period	¥1,542,308	¥(42,077)	¥38,109	¥65,078	¥9,034	¥1,612,453
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	145,148	(3,804)	(459)	(24,003)	7,365	124,246

Net changes in the period	145,148	(3,804)	(459)	(24,003)	7,365	124,246

Balance at the end of the period	¥1,687,457	¥(45,882)	¥37,650	¥41,074	¥16,400	¥1,736,699

	Millions of yen
Six months ended September 30, 2017	Stock acquisition rights	Non-controlling interests	Total net assets
Balance at the beginning of the period	¥3,482	¥1,499,264	¥11,234,286
Changes in the period
Issuance of new stock			1,695
Cash dividends			(105,752)
Profit attributable to owners of parent			420,195
Purchase of treasury stock			(53)
Disposal of treasury stock			443
Changes in shareholders’ interest due to transaction with non-controlling interests			43
Increase due to increase in subsidiaries			3
Increase due to decrease in subsidiaries			3
Decrease due to increase in subsidiaries			(304)
Reversal of land revaluation excess			459
Net changes in items other than stockholders’ equity in the period	(290)	26,327	150,283

Net changes in the period	(290)	26,327	467,015

Balance at the end of the period	¥3,192	¥1,525,591	¥11,701,301

(Continued)

	Millions of U.S. dollars

	Stockholders’ equity

Six months ended September 30, 2017	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total

Balance at the beginning of the period	$20,737	$6,718	$44,676	$(115)	$72,016
Changes in the period
Issuance of new stock	8	8			15
Cash dividends			(938)		(938)
Profit attributable to owners of parent			3,727		3,727
Purchase of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		4	4
Changes in shareholders’ interest due to transaction with non-controlling interests		0			0
Increase due to increase in subsidiaries			0		0
Increase due to decrease in subsidiaries			0		0
Decrease due to increase in subsidiaries			(3)		(3)
Reversal of land revaluation excess			4		4
Net changes in items other than stockholders’ equity in the period

Net changes in the period	8	8	2,791	4	2,809

Balance at the end of the period	$20,745	$6,725	$47,466	$(111)	$74,825

	Millions of U.S. dollars

	Accumulated other comprehensive income

Six months ended September 30, 2017	Net unrealized gains (losses) on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Foreign currency translation adjustments	Accumulated remeasurements of defined benefit plans	Total

Balance at the beginning of the period	$13,680	$(373)	$338	$577	$80	$14,302
Changes in the period
Issuance of new stock
Cash dividends
Profit attributable to owners of parent
Purchase of treasury stock
Disposal of treasury stock
Changes in shareholders’ interest due to transaction with non-controlling interests
Increase due to increase in subsidiaries
Increase due to decrease in subsidiaries
Decrease due to increase in subsidiaries
Reversal of land revaluation excess
Net changes in items other than stockholders’ equity in the period	1,287	(34)	(4)	(213)	65	1,102

Net changes in the period	1,287	(34)	(4)	(213)	65	1,102

Balance at the end of the period	$14,968	$(407)	$334	$364	$145	$15,404

	Millions of U.S. dollars

Six months ended September 30, 2017	Stock acquisition rights	Non- controlling interests	Total net assets

Balance at the beginning of the period	$31	$13,298	$99,648
Changes in the period
Issuance of new stock			15
Cash dividends			(938)
Profit attributable to owners of parent			3,727
Purchase of treasury stock			(0)
Disposal of treasury stock			4
Changes in shareholders’ interest due to transaction with non-controlling interests			0
Increase due to increase in subsidiaries			0
Increase due to decrease in subsidiaries			0
Decrease due to increase in subsidiaries			(3)
Reversal of land revaluation excess			4
Net changes in items other than stockholders’ equity in the period	(3)	234	1,333

Net changes in the period	(3)	234	4,142

Balance at the end of the period	$28	$13,532	$103,790

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2016	2017	2017
Cash flows from operating activities:
Income before income taxes	¥541,066	¥612,020	$5,429
Depreciation	132,702	138,733	1,231
Losses on impairment of fixed assets	1,751	3,037	27
Amortization of goodwill	14,175	12,674	112
Gains on step acquisitions	(29,325)	—	—
Equity in (gains) losses of affiliates	(12,719)	(30,212)	(268)
Net change in reserve for possible loan losses	(31,268)	(37,874)	(336)
Net change in reserve for employee bonuses	(17,175)	(19,391)	(172)
Net change in reserve for executive bonuses	(2,456)	(3,041)	(27)
Net change in net defined benefit asset and liability	(25,456)	(16,190)	(144)
Net change in reserve for executive retirement benefits	(132)	(171)	(2)
Net change in reserve for point service program	1,300	649	6
Net change in reserve for reimbursement of deposits	(4,652)	(6,743)	(60)
Net change in reserve for losses on interest repayment	(43,750)	(37,570)	(333)
Interest income	(906,411)	(1,076,610)	(9,549)
Interest expenses	245,838	368,501	3,269
Net (gains) losses on securities	(78,412)	(71,230)	(632)
Net (gains) losses from money held in trust	(0)	(0)	(0)
Net exchange (gains) losses	756,125	(112,617)	(999)
Net (gains) losses from disposal of fixed assets	782	199	2
Net change in trading assets	544,789	(212,020)	(1,881)
Net change in trading liabilities	(379,542)	181,459	1,610
Net change in loans and bills discounted	(1,290,581)	(901,006)	(7,992)
Net change in deposits	708,141	2,048,688	18,172
Net change in negotiable certificates of deposit	(4,022,430)	1,013,616	8,991
Net change in borrowed money (excluding subordinated borrowings)	(1,789,154)	(218,349)	(1,937)
Net change in deposits with banks	2,005,953	311,347	2,762
Net change in call loans and bills bought and others	(245,598)	(696,652)	(6,179)
Net change in receivables under securities borrowing transactions	519,108	(828,972)	(7,353)
Net change in call money and bills sold and others	403,749	928,957	8,240
Net change in commercial paper	(843,046)	46,631	414
Net change in payables under securities lending transactions	1,160,278	1,899,658	16,850
Net change in foreign exchanges (assets)	24,597	(782,878)	(6,944)
Net change in foreign exchanges (liabilities)	(259,383)	443,210	3,931
Net change in lease receivables and investment assets	(24,660)	22,235	197
Net change in short-term bonds (liabilities)	(147,200)	64,500	572
Issuance and redemption of bonds (excluding subordinated bonds)	(71,669)	441,563	3,917
Net change in due to trust account	90,915	34,167	303
Interest received	919,568	1,064,616	9,443
Interest paid	(250,205)	(358,283)	(3,178)
Other, net	(561,887)	(494,468)	(4,386)

Subtotal	(2,966,275)	3,732,185	33,104

Income taxes paid	(104,086)	39,927	354

Net cash provided by (used in) operating activities	(3,070,361)	3,772,113	33,459

(Continued)
	Millions of yen				Millions of U.S. dollars
Six months ended September 30	2016		2017		2017
Cash flows from investing activities:
Purchases of securities		¥(11,611,556)		¥(13,423,081)	$(119,062)
Proceeds from sale of securities		9,208,484		8,724,217	77,384
Proceeds from redemption of securities		4,645,451		4,282,730	37,988
Purchases of money held in trust		(0)		(0)	(0)
Proceeds from sale of money held in trust		868		895	8
Purchases of tangible fixed assets		(205,601)		(292,782)	(2,597)
Proceeds from sale of tangible fixed assets		63,426		45,303	402
Purchases of intangible fixed assets		(71,035)		(66,643)	(591)
Proceeds from sale of intangible fixed assets		1		2	0
Purchases of stocks of subsidiaries resulting in change in scope of consolidation		(199,755)		(161,851)	(1,436)
Proceeds from sale of stocks of subsidiaries resulting in change in scope of consolidation		1,193		—	—

Net cash provided by (used in) investing activities		1,831,476		(891,210)	(7,905)

Cash flows from financing activities:
Repayment of subordinated borrowings		(8,000)		—	—
Proceeds from issuance of subordinated bonds and bonds with stock acquisition rights		248,771		1,733	15
Redemption of subordinated bonds and bonds with stock acquisition rights		(36,641)		(829)	(7)
Dividends paid		(102,518)		(105,711)	(938)
Dividends paid to non-controlling stockholders		(36,915)		(36,210)	(321)
Purchases of treasury stock		(29)		(53)	(0)
Proceeds from disposal of treasury stock		5		443	4
Purchase of stocks of subsidiaries not resulting in change in scope of consolidation		(1)		(2)	(0)
Proceeds from sale of stocks of subsidiaries not resulting in change in scope of consolidation		378		—	—

Net cash provided by (used in) financing activities		65,048		(140,631)	(1,247)

Effect of exchange rate changes on cash and cash equivalents		(240,685)		16,924	150

Net change in cash and cash equivalents		(1,414,521)		2,757,195	24,456

Cash and cash equivalents at the beginning of the period		37,556,806		42,478,393	376,782
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation		0		0	0
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation		(1)		—	—

Cash and cash equivalents at the end of the period	*1	¥36,142,283	*1	¥45,235,590	$401,238

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Basis of presentation)

Sumitomo Mitsui Financial Group, Inc. (“SMFG”) was established on December 2, 2002 as a holding company for the SMFG group through a statutory share transfer (kabushiki iten) of all of the outstanding equity securities of Sumitomo Mitsui Banking Corporation (“SMBC”) in exchange for SMFG’s newly issued securities. SMFG is a joint stock corporation with limited liability (Kabushiki Kaisha) incorporated under the Companies Act of Japan. Upon formation of SMFG and completion of the statutory share transfer, SMBC became a direct wholly owned subsidiary of SMFG.

SMFG has prepared the accompanying consolidated financial statements in accordance with the provisions set forth in the Japanese Financial Instruments and Exchange Act and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan (“Japanese GAAP”), which are different in certain respects as to application and disclosure requirements from International Financial Reporting Standards (“IFRS”).

The accounts of overseas subsidiaries and affiliated companies are, in principle, integrated with those of SMFG’s accounting policies for purposes of consolidation unless they apply different accounting principles and standards as required under U.S. GAAP or IFRS, in which case a certain limited number of items are adjusted based on their materiality.

These consolidated financial statements are translated from the consolidated financial statements contained in the interim securities report filed under the Financial Instrument and Exchange Act of Japan (“FIEA based financial statements”) except for the addition of the non-consolidated financial statements and U.S. dollar figures.

Amounts less than 1 million yen have been rounded down. As a result, the totals in Japanese yen shown in the financial statements do not necessarily agree with the sum of the individual amounts.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate at September 30, 2017 which was ¥112.74 to US$1. These translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at that rate.

(Significant accounting policies for preparing interim consolidated financial statements)

1.  Scope of consolidation

(1)	Consolidated subsidiaries

The number of consolidated subsidiaries at September 30, 2017 is 374.
Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

SMBC Trust Bank Ltd.

Sumitomo Mitsui Finance and Leasing Company, Limited (“SMFL”)

SMBC Nikko Securities Inc.

SMBC Friend Securities Co., Ltd.

Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation

SMBC Consumer Finance Co., Ltd.

The Japan Research Institute, Limited

Sumitomo Mitsui Asset Management Company, Limited

THE MINATO BANK, LTD.

Kansai Urban Banking Corporation

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

SMBC Guarantee Co., Ltd.

SMBC Capital Markets, Inc.

Changes in the consolidated subsidiaries in the six months ended September 30, 2017 are as follows:

American Railcar Leasing LLC and other 46 companies were newly included in the scope of consolidation as a result of the acquisition of stocks and for other reasons.

Other 27 companies were excluded from the scope of consolidation due to liquidation and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company:	SBCS Co., Ltd.

158 unconsolidated subsidiaries are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 5 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of consolidation.

2.  Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method

The number of unconsolidated subsidiaries accounted for by the equity method at September 30, 2017 is 5.

Principal company:	SBCS Co., Ltd.

(2)	Affiliates accounted for by the equity method

The number of affiliates accounted for by the equity method at September 30, 2017 is 52.

Principal companies:	PT Bank Tabungan Pensiunan Nasional Tbk. Sumitomo Mitsui Auto Service Company, Limited Daiwa SB Investments Ltd.

Three companies newly became equity method affiliates due to the acquisition of stocks and other.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

158 unconsolidated subsidiaries that are not accounted for by the equity method are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 7 Paragraph 1 Item 2 of Ordinance on Terminology, Forms and Preparation Methods of Interim Consolidated Financial Statements.

(4)	Affiliates that are not accounted for by the equity method

Principal company:	Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of SMFG’s financial position and results of operations when excluded from the scope of equity method.

3.  The interim balance sheet dates of consolidated subsidiaries

(1)	The interim balance sheet dates of the consolidated subsidiaries at September 30, 2017 are as follows:

November 30	1
December 31	11
February 28	3
March 31	14
April 30	4
June 30	169
July 31	17
August 31	6
September 30	149

(2)

The subsidiaries with interim balance sheets dated November 30, December 31, February 28 and March 31 are consolidated using the financial statements as of September 30. Certain subsidiaries with interim balance sheets dated April 30 are consolidated using the financial statements as of July 31. Certain subsidiaries with interim balance sheets dated April 30, June 30 and July 31 are consolidated using the financial statements as of September 30. Other subsidiaries are consolidated using the financial statements as of their respective interim balance sheet dates.

Appropriate adjustments were made to material transactions during the periods between their respective interim balance sheet dates and the interim consolidated closing date.

4.  Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading income/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the interim consolidated balance sheets on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses.”

Securities and monetary claims purchased for trading purposes are stated at the interim period-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the interim consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the interim period. The valuation differences of securities and monetary claims between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the valuation differences between the previous fiscal year-end and the interim period-end are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities

1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “Other securities” (available-for-sale securities). Stocks (including foreign stocks) in Other securities are carried at their average market prices during the final month of the interim period, and bonds and others are carried at their average market prices during the final month of the interim period, and bonds and others are carried at their interim period-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets.”

2)	Securities included in “Money held in trust” are carried in the same method as in (1) and (2) 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation

1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by SMFG and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The depreciation expense for the interim period is calculated by proportionally allocating the estimated annual expense to the interim period. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by SMFG and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5-10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the borrowers, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of SMFG and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amounts of write-off were ¥287,930 million and ¥288,145 million at September 30 and March 31, 2017, respectively.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the interim period.

(7)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the interim period-end based on our internal regulations.

(8)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(9)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(10)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(11)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(12)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to calculate the expected benefit attributable to the respective interim period.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(13)	Translation of foreign currency assets and liabilities

Assets and liabilities of SMFG and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the interim consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective interim balance sheet dates.

(14)	Lease transactions

1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(15)	Hedge accounting

1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under Other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(16)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(17)	Scope of “Cash and cash equivalents” on interim consolidated statements of cash flows

For the purposes of presenting the interim consolidated statements of cash flows, “Cash and cash equivalents” are cash on hand, non-interest earning deposits with banks and deposits with the Bank of Japan.

(18)	Consumption taxes

National and local consumption taxes of SMFG and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(19)	Adoption of the consolidated corporate-tax system

SMFG and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system from the six months ended September 30, 2017.

(Notes to interim consolidated balance sheets)

*1	Japanese stocks and investments in unconsolidated subsidiaries and affiliates

Japanese stocks and investments in unconsolidated subsidiaries and affiliates at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Japanese stocks	¥603,177	¥617,161
Investments	1,371	1,490

*2	Unsecured loaned securities for which borrowers have the right to sell or pledge

The amount of unsecured loaned securities for which borrowers have the right to sell or pledge at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Japanese government bonds in “Securities”	¥905	¥902

As for the unsecured borrowed securities, securities under resale agreements and securities borrowed with cash collateral with rights to sell or pledge without restrictions, those securities pledged and those securities held without being disposed at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Securities pledged	¥5,977,541	¥7,405,877
Securities held without being disposed	3,112,106	2,359,427

*3	Bankrupt loans and non-accrual loans

Bankrupt loans and non-accrual loans at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Bankrupt loans	¥34,441	¥34,923
Non-accrual loans	558,855	547,284

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

*4	Past due loans (3 months or more)

Past due loans (3 months or more) at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Past due loans (3 months or more)	¥22,434	¥23,617

“Past due loans (3 months or more)” are loans on which the principal or interest payment is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

*5	Restructured loans

Restructured loans at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Restructured loans	¥252,790	¥237,584

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

*6	Risk-monitored loans

The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Risk-monitored loans	¥868,521	¥843,409

The amounts of loans presented in Notes *3 to *6 above are the amounts before deduction of reserve for possible loan losses.

*7	Bills discounted

Bills discounted are accounted for as financial transactions in accordance with the “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002). SMBC and its banking subsidiaries have rights to sell or pledge without restrictions bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought and others. The total face value at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Bills discounted	¥802,664	¥1,059,454

*8	Assets pledged as collateral

Assets pledged as collateral at March 31, 2017 and September 30, 2017 consisted of the following:

March 31, 2017	Millions of yen	September 30, 2017	Millions of yen
Assets pledged as collateral:		Assets pledged as collateral:
Cash and due from banks	¥72,981	Cash and due from banks	¥89,382
Monetary claims bought	29,021	Monetary claims bought	38,323
Trading assets	2,315,475	Trading assets	2,372,014
Securities	3,544,026	Securities	3,669,462
Loans and bills discounted	8,239,227	Loans and bills discounted	7,824,601
Lease receivables and investment assets	4,303	Lease receivables and investment assets	15,691
Tangible fixed assets	9,112	Tangible fixed assets	47,764
Other assets (installment account receivable and others)	564	Other assets (installment account receivable and others)	1,343
Liabilities corresponding to assets pledged as collateral:		Liabilities corresponding to assets pledged as collateral:
Deposits	37,944	Deposits	31,083
Payables under repurchase agreements	1,436,571	Payables under repurchase agreements	1,719,903
Payables under securities lending transactions	6,072,016	Payables under securities lending transactions	7,245,934
Borrowed money	6,922,810	Borrowed money	6,540,004
Other liabilities	24,752	Bonds	27,901
Acceptances and guarantees	193,294	Other liabilities	16,339
		Acceptances and guarantees	194,242

In addition to the assets presented above, the following assets were pledged as collateral for cash settlements, and substitution for margins of futures transactions and certain other purposes at March 31, 2017 and September 30, 2017:

March 31, 2017	Millions of yen	September 30, 2017	Millions of yen
Cash and due from banks	¥12,688	Cash and due from banks	¥12,758
Trading assets	111,189	Trading assets	188,493
Securities	7,617,741	Securities	7,976,250
Loans and bills discounted	1,593,035	Loans and bills discounted	2,617,593

Other assets include collateral money deposited for financial instruments, surety deposits, margin of futures markets and other margins. The amounts for such assets were as follows:

March 31, 2017	Millions of yen	September 30, 2017	Millions of yen
Collateral money deposited for financial instruments	¥1,264,271	Collateral money deposited for financial instruments	¥1,585,078
Surety deposits	114,293	Surety deposits	114,732
Margins of futures markets	61,086	Margins of futures markets	56,183
Other margins	32,119	Other margins	42,853

*9	Commitment line contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amounts of unused commitments at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
The amounts of unused commitments	¥62,035,638	¥63,173,496
The amounts of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time	46,185,404	46,629,792

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

*10	Land revaluation excess

SMBC and other consolidated subsidiaries revalued their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation excess,” and SMFG’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain affiliates also revalued its own land for business activities in accordance with the Act. SMFG’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC: March 31, 1998 and March 31, 2002

Other consolidated subsidiaries and affiliates: March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC: Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Other consolidated subsidiaries and affiliates: Fair values were determined based on the values stipulated in Articles 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

*11	Accumulated depreciation on tangible fixed assets

Accumulated depreciation on tangible fixed assets at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Accumulated depreciation	¥1,129,612	¥1,121,376

*12	Subordinated borrowings

The balance of subordinated borrowings with the special clause specifying that the repayment order of the borrowing subordinate to other borrowings included in “Borrowed money” at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Subordinated borrowings	¥284,200	¥284,200

*13	Subordinated bonds

The balance of subordinated bonds included in “Bonds” at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Subordinated bonds	¥2,158,167	¥2,170,669

*14	Guaranteed amount to privately-placed bonds

The amount guaranteed by SMBC and its banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of the Financial Instruments and Exchange Act) in “Securities” at March 31, 2017 and September 30, 2017 were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Guaranteed amount to privately-placed bonds	¥1,974,118	¥1,924,987

(Notes to interim consolidated statements of income)

*1	Other income

“Other income” for the six months ended September 30, 2016 and 2017 included the following:

Six months ended September 30, 2016	Millions of yen	Six months ended September 30, 2017	Millions of yen
Gains on sales of stocks	¥30,396	Gains on sales of stocks	¥55,763

*2	General and administrative expenses

“General and administrative expenses” for the six months ended September 30, 2016 and 2017 included the following:

Six months ended September 30, 2016	Millions of yen	Six months ended September 30, 2017	Millions of yen
Salaries and related expenses	¥321,577	Salaries and related expenses	¥343,590

*3	Other expenses

“Other expenses” for the six months ended September 30, 2016 and 2017 included the following:

Six months ended September 30, 2016	Millions of yen	Six months ended September 30, 2017	Millions of yen
Write-off of loans	¥35,116	Write-off of loans	¥45,337
Provision for reserve for possible loan losses	26,109

*4	Extraordinary gains

“Extraordinary gains” for the six months ended September 30, 2016 and 2017 were as follows:

Six months ended September 30, 2016	Millions of yen	Six months ended September 30, 2017	Millions of yen
Gains on step acquisitions	¥29,325	Gains on disposal of fixed assets	¥606

*5	Extraordinary losses

“Extraordinary losses” for the six months ended September 30, 2016 and 2017 included the following:

Six months ended September 30, 2016	Millions of yen	Six months ended September 30, 2017	Millions of yen
Losses on impairment of fixed assets	¥1,751	Losses on impairment of fixed assets	¥3,037
Losses on disposal of fixed assets	908	Losses on disposal of fixed assets	806

*6	Losses on impairment of fixed assets

The differences between the recoverable amounts and the book value of the following assets are recognized as “Losses on impairment of fixed assets,” and included in “Extraordinary losses” for the six months ended September 30, 2016 and 2017.

Six months ended September 30, 2016			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Corporate asset (1 item)	Land and buildings and others	¥100
	Idle assets (18 items)		959
Kinki area	Branches (9 items)	Land and buildings and others	95
	Corporate asset (1 item)		32
	Idle assets (17 items)		386
Other	Idle assets (10 items)	Land and buildings and others	176
	Others (3 items)		0

Six months ended September 30, 2017			Millions of yen
Area	Purpose of use	Type	Impairment loss
Tokyo metropolitan area	Idle assets (32 items)	Land and buildings and others	¥1,460
Kinki area	Branches (2 items)	Land and buildings and others	111
	Corporate asset (1 item)		54
	Idle assets (18 items)		510
Other	Idle assets (12 items)	Land and buildings and others	900

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At SMFG and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

The carrying amounts of idle assets at SMBC are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable. And the carrying amounts of branches, corporate assets and idle assets at other consolidated subsidiaries are reduced in the same method as at SMBC.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

(Notes to interim consolidated statements of changes in net assets)

Six months ended September 30, 2016

1. Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625

Total	1,414,055,625	—	—	1,414,055,625

Treasury stock
Common stock	46,830,882	8,697	1,732	46,837,847	1, 2

Total	46,830,882	8,697	1,732	46,837,847

Notes:	1.	Increase of 8,697 shares in the number of treasury common stock was due to purchases of fractional shares.
	2.	Decrease of 1,732 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

2. Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥2,931
Consolidated subsidiaries	—	—					259

Total							¥3,190

3. Information on dividends

(1)	Dividends paid in the period

Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2016	Common stock	¥ 105,753		¥ 75	March 31, 2016	June 29, 2016
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 11, 2016	Common stock	¥ 105,752	Retained earnings	¥ 75	September 30, 2016	December 2, 2016

Six months ended September 30, 2017

1.   Type and number of shares issued and treasury stock

	Number of shares
	At the beginning of the period	Increase	Decrease	At the end of the period	Notes
Shares issued
Common stock	1,414,055,625	387,765	—	1,414,443,390	1

Total	1,414,055,625	387,765	—	1,414,443,390

Treasury stock
Common stock	4,028,883	12,912	151,901	3,889,894	2, 3

Total	4,028,883	12,912	151,901	3,889,894

Notes:	1.	Increase of 387,765 shares in the number of common stock issued was due to issuance of new stock on July 26, 2017 as share-based compensation.
	2.	Increase of 12,912 shares in the number of treasury common stock was due to purchases of fractional shares.
	3.	Decrease of 151,901 shares in the number of treasury common stock was due to sales of fractional shares and exercise of stock options.

2.   Information on stock acquisition rights

			Number of shares				Millions of yen
	Details of stock acquisition rights	Type of shares	At the beginning of the period	Increase	Decrease	At the end of the period	At the end of the period	Notes
SMFG	Stock acquisition rights as stock options	—	—	—	—	—	¥2,900
Consolidated subsidiaries	—	—					292

Total							¥3,192

3.   Information on dividends

(1)	Dividends paid in the period

Date of resolution		Millions of yen, except per share amount
	Type of shares	Cash dividends		Cash dividends per share	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 29, 2017	Common stock	¥ 105,752		¥ 75	March 31, 2017	June 30, 2017
(2) Dividends to be paid after the period
Millions of yen, except per share amount
Date of resolution	Type of shares	Cash dividends	Source of dividends	Cash dividends per share	Record date	Effective date
Meeting of the Board of Directors held on November 14, 2017	Common stock	¥ 112,844	Retained earnings	¥ 80	September 30, 2017	December 1, 2017

(Notes to interim consolidated statements of cash flows)

*1    The relation between the amounts of accounts listed on the interim consolidated financial statements and “Cash and cash equivalents”

	Millions of yen
Six months ended September 30	2016	2017
Cash and due from banks	¥39,289,020	¥49,333,064
Interest earning deposits with banks (excluding the deposit with the Bank of Japan)	(3,146,737)	(4,097,474)

Cash and cash equivalents	¥36,142,283	¥45,235,590

(Notes to lease transactions)

1. Finance leases

(1)	Lessee side

1)	Lease assets

(a)	Tangible fixed assets

Tangible fixed assets mainly consisted of branches and equipment.

(b)	Intangible fixed assets

Intangible fixed assets are software.

2)	Depreciation method of lease assets

Depreciation method of lease assets is reported in 4. Accounting policies (4) Depreciation.

(2)	Lessor side

1)	Breakdown of lease investment assets

	Millions of yen
	March 31, 2017	September 30, 2017
Lease receivables	¥1,575,535	¥1,571,874
Residual value	141,815	140,312
Unearned interest income	(219,854)	(220,303)

Total	¥1,497,496	¥1,491,883

2)	The scheduled collections of lease payments receivable related to lease receivables and investment assets are as follows:

	Millions of yen
	March 31, 2017		September 30, 2017
	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets	Lease payments receivable related to lease receivables	Lease payments receivable related to investment assets
Within 1 year	¥307,509	¥423,147	¥304,565	¥430,112
More than 1 year to 2 years	218,544	342,384	215,376	347,574
More than 2 years to 3 years	153,983	272,786	159,436	273,748
More than 3 years to 4 years	111,720	190,488	100,460	194,557
More than 4 years to 5 years	55,302	116,975	52,185	111,466
More than 5 years	186,669	229,752	183,697	214,414

Total	¥1,033,730	¥1,575,535	¥1,015,722	¥1,571,874

3)

Non-transfer ownership finance leases, which commenced in fiscal years beginning before April 1, 2008, are valued at their appropriate book value, net of accumulated depreciation, as of March 31, 2008, and recorded as the beginning balance of “Lease receivables and investment assets.”

Moreover, interest on such non-transfer ownership finance leases during the remaining term of the leases is allocated over the lease term using the straight-line method.

As a result of this accounting treatment, “Income before income taxes” for the six months ended September 30, 2016 and 2017 were ¥805 million and ¥893 million, respectively, more than it would have been if such transactions had been treated in a similar way to sales of the underlying assets.

2.   Operating leases

(1)	Lessee side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Due within 1 year	¥44,745	¥45,210
Due after 1 year	254,258	255,094

Total	¥299,004	¥300,304

(2)	Lessor side

Future minimum lease payments on operating leases which were not cancelable were as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Due within 1 year	¥215,329	¥244,008
Due after 1 year	1,275,289	1,298,410

Total	¥1,490,618	¥1,542,418

Future lease payments receivable on operating leases which were not cancelable at March 31, 2017 and September 30, 2017 amounting to ¥0 million and ¥0 million, respectively, on the lessor side were pledged as collateral for borrowings.

(Notes to financial instruments)

Fair value of financial instruments

(1)	“Interim consolidated balance sheet amount (consolidated balance sheet amount),” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2017 and September 30, 2017 are as follows:

The amounts shown in the following tables do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as Other securities, and stocks of subsidiaries and affiliates.

		Millions of yen
March 31, 2017		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥46,856,755	¥46,863,245	¥6,490
2)	Call loans and bills bought *[1]	1,870,376	1,872,041	1,665
3)	Receivables under resale agreements	899,897	901,214	1,316
4)	Receivables under securities borrowing transactions *[1]	8,759,837	8,761,000	1,163
5)	Monetary claims bought *[1]	4,415,287	4,428,894	13,606
6)	Trading assets
	Securities classified as trading purposes	3,778,798	3,778,798	—
7)	Money held in trust	3,439	3,439	—
8)	Securities
	Bonds classified as held-to-maturity	1,173,423	1,180,318	6,895
	Other securities	22,412,795	22,412,795	—
9)	Loans and bills discounted	80,237,322
	Reserve for possible loan losses *[1]	(360,465)

		79,876,857	81,964,043	2,087,186

10)	Foreign exchanges *[1]	1,716,259	1,717,458	1,198
11)	Lease receivables and investment assets *[1]	2,387,292	2,483,992	96,699

	Total assets	¥174,151,021	¥176,367,243	¥2,216,221

1)	Deposits	¥117,830,210	¥117,826,321	¥(3,888)
2)	Negotiable certificates of deposit	11,880,937	11,886,844	5,906
3)	Call money and bills sold	2,088,019	2,088,066	47
4)	Payables under repurchase agreements	2,715,752	2,715,752	—
5)	Payables under securities lending transactions	7,444,655	7,444,655	—
6)	Commercial paper	2,311,542	2,311,536	(6)
7)	Trading liabilities
	Trading securities sold for short sales	2,071,583	2,071,583	—
8)	Borrowed money	10,786,713	10,794,049	7,335
9)	Foreign exchanges	683,252	683,252	—
10)	Short-term bonds	1,125,600	1,125,590	(9)
11)	Bonds	8,129,232	8,333,946	204,713
12)	Due to trust account	1,180,976	1,180,976	—

	Total liabilities	¥168,248,478	¥168,462,576	¥214,097

	Derivative transactions *[2]
	Hedge accounting not applied	¥272,439	¥272,439	¥—
	Hedge accounting applied	(162,498)	(162,498)	—

	Total	¥109,940	¥109,940	¥—

*1	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from consolidated balance sheet amount since they are immaterial.
*2	The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in parentheses.

		Millions of yen
September 30, 2017		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1)	Cash and due from banks *[1]	¥49,322,152	¥49,329,042	¥6,889
2)	Call loans and bills bought *[1]	1,950,923	1,953,134	2,210
3)	Receivables under resale agreements	1,198,627	1,198,520	(106)
4)	Receivables under securities borrowing transactions *[1]	9,588,809	9,589,406	597
5)	Monetary claims bought *[1]	4,664,139	4,674,732	10,592
6)	Trading assets
	Securities classified as trading purposes	3,672,759	3,672,759	—
7)	Money held in trust	2,544	2,544	—
8)	Securities
	Bonds classified as held-to-maturity	713,059	716,487	3,427
	Other securities	22,661,876	22,661,876	—
9)	Loans and bills discounted	81,162,078
	Reserve for possible loan losses *[1]	(354,773)

		80,807,305	82,801,395	1,994,089

10)	Foreign exchanges *[1]	2,502,217	2,506,923	4,706
11)	Lease receivables and investment assets *[1]	2,365,513	2,456,821	91,307

	Total assets	¥179,449,930	¥181,563,644	¥2,113,714

1)	Deposits	¥119,938,693	¥119,942,317	¥3,623
2)	Negotiable certificates of deposit	12,896,156	12,901,991	5,835
3)	Call money and bills sold	1,890,031	1,889,957	(74)
4)	Payables under repurchase agreements	3,794,797	3,794,797	—
5)	Payables under securities lending transactions	9,344,314	9,344,314	—
6)	Commercial paper	2,333,488	2,333,469	(19)
7)	Trading liabilities
	Trading securities sold for short sales	2,246,169	2,246,169	—
8)	Borrowed money	10,696,045	10,770,308	74,263
9)	Foreign exchanges	1,126,460	1,126,460	—
10)	Short-term bonds	1,190,100	1,190,099	(0)
11)	Bonds	8,578,207	8,914,209	336,001
12)	Due to trust account	1,215,144	1,215,144	—

	Total liabilities	¥175,249,609	¥175,669,240	¥419,630

	Derivative transactions *[2]
	Hedge accounting not applied	¥189,621	¥189,621	¥—
	Hedge accounting applied	(53,578)	(53,578)	—

	Total	¥136,042	¥136,042	¥—

*1	The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges” and “Lease receivables and investment assets” are deducted directly from interim consolidated balance sheet amount since they are immaterial.
*2	The amounts collectively represent the derivative transactions which are recorded in “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in parentheses.

(2)	Fair value calculation methodology for financial instruments

Assets

1)	Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of SMFG calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ interim balance sheet amounts (balance sheet amounts) minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5)	Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests and others. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6)	Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the period.

7)	Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8)	Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the period. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the period.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment. However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1)	Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values. The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity.

3)	Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bonds and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, their fair values are, in principle, based on the present value of estimated future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining maturity. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields of benchmark bonds and publicly-offered subordinated bonds published by securities firms.

7)	Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the period.

9)	Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models and others. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Interim consolidated balance sheet amounts (consolidated balance sheet amounts) of financial instruments whose fair values are extremely difficult to determine are as follows:

	Millions of yen
	March 31, 2017	September 30, 2017
Monetary claims bought:
Monetary claims bought without market prices *[1]	¥2,460	¥—
Securities:
Unlisted stocks and others *[2]*[4]	176,818	179,054
Investments in partnership and others *[3]*[4]	264,205	253,464

Total	¥443,485	¥432,518

*1	They are beneficiary claims on loan trusts (a) that behave more like equity than debt, (b) that do not have market prices, and (c) for which it is difficult to rationally estimate their fair values.
*2	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
*3	They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which SMFG records net changes in their balance sheets and statements of income.
*4	Unlisted stocks and investments in partnership totaling ¥9,869 million and ¥3,009 million were written-off in the fiscal year ended March 31, 2017 and in the six months ended September 30, 2017, respectively.

(Notes to securities)

The amounts shown in the following tables include negotiable certificates of deposit classified as “Cash and due from banks,” and beneficiary claims on loan trust classified as “Monetary claims bought,” in addition to “Securities” stated in the interim consolidated balance sheet (consolidated balance sheet).

1.	Bonds classified as held-to-maturity

		Millions of yen
March 31, 2017		Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥1,160,754	¥1,167,616	¥6,861
	Japanese local government bonds	7,463	7,474	11
	Japanese corporate bonds	5,205	5,227	22
	Other	—	—	—

	Subtotal	1,173,423	1,180,318	6,895

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	—	—	—
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	—	—	—

Total		¥1,173,423	¥1,180,318	¥6,895

		Millions of yen
September 30, 2017		Interim consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds with unrealized gains:	Japanese government bonds	¥700,604	¥704,013	¥3,408
	Japanese local government bonds	3,199	3,203	4
	Japanese corporate bonds	5,206	5,222	16
	Other	—	—	—

	Subtotal	709,010	712,439	3,428

Bonds with unrealized losses:	Japanese government bonds	—	—	—
	Japanese local government bonds	4,049	4,047	(1)
	Japanese corporate bonds	—	—	—
	Other	—	—	—

	Subtotal	4,049	4,047	(1)

Total		¥713,059	¥716,487	¥3,427

2. Other securities

		Millions of yen
March 31, 2017		Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,468,261	¥1,531,248	¥1,937,012
	Bonds	8,052,272	7,981,171	71,100
	Japanese government bonds	5,660,891	5,629,640	31,251
	Japanese local government bonds	12,242	12,165	76
	Japanese corporate bonds	2,379,138	2,339,365	39,772
	Other	4,233,661	3,879,509	354,152

	Subtotal	15,754,194	13,391,929	2,362,265

Other securities with unrealized losses:	Stocks	142,601	157,742	(15,140)
	Bonds	2,129,124	2,139,848	(10,724)
	Japanese government bonds	1,633,041	1,639,835	(6,793)
	Japanese local government bonds	70,537	71,086	(548)
	Japanese corporate bonds	425,545	428,927	(3,381)
	Other	5,147,417	5,295,109	(147,691)

	Subtotal	7,419,143	7,592,700	(173,556)

Total		¥23,173,338	¥20,984,630	¥2,188,708

Notes:	1.	There is no unrealized gains (losses) on other securities shown above for the fiscal year ended March 31, 2017 recognized in the earnings by applying fair value hedge accounting.
	2.	Consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

March 31, 2017	Millions of yen
Stocks	¥146,906
Other	296,578

Total	¥443,485

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

		Millions of yen
September 30, 2017		Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other securities with unrealized gains:	Stocks	¥3,690,409	¥1,565,341	¥2,125,067
	Bonds	6,129,407	6,074,676	54,730
	Japanese government bonds	3,903,179	3,885,058	18,120
	Japanese local government bonds	6,986	6,928	57
	Japanese corporate bonds	2,219,241	2,182,688	36,552
	Other	3,387,290	3,014,272	373,018

	Subtotal	13,207,107	10,654,290	2,552,816

Other securities with unrealized losses:	Stocks	70,373	83,911	(13,537)
	Bonds	4,753,006	4,765,167	(12,161)
	Japanese government bonds	4,203,494	4,212,392	(8,897)
	Japanese local government bonds	86,538	87,122	(583)
	Japanese corporate bonds	462,973	465,653	(2,679)
	Other	5,448,879	5,568,285	(119,406)

	Subtotal	10,272,259	10,417,364	(145,105)

Total		¥23,479,366	¥21,071,655	¥2,407,711

Notes:	1.	There is no unrealized gains (losses) on other securities shown above for the six months ended September 30, 2017 recognized in the earnings by applying fair value hedge accounting.
	2.	Interim consolidated balance sheet amounts of other securities whose fair values are extremely difficult to determine are as follows:

September 30, 2017	Millions of yen
Stocks	¥147,643
Other	284,874

Total	¥432,518

These amounts are not included in “2. Other securities” since there are no market prices and it is extremely difficult to determine their fair values.

3. Write-down of securities

Bonds classified as held-to-maturity and other securities (excluding securities whose fair values are extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost and such decline is not considered as recoverable. The fair value is recognized as interim consolidated balance sheet amount (consolidated balance sheet) and the amount of write-down is accounted for as valuation loss for the period. Valuation losses for the fiscal year ended March 31, 2017 and for the six months ended September 30, 2017 were ¥ 8,592 million and ¥ 1,905 million, respectively. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers:	Fair value is lower than acquisition cost.
Issuers requiring caution:	Fair value is 30% or lower than acquisition cost.
Normal issuers:	Fair value is 50% or lower than acquisition cost.
Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt.
Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt.
Potentially bankrupt issuers: Issuers that are not bankrupt now, but are perceived to have a high risk of falling into bankruptcy.
Issuers requiring caution: Issuers that are identified for close monitoring.
Normal issuers: Issuers other than the above 4 categories of issuers.

(Notes to money held in trust)

1.  Money held in trust classified as held-to-maturity

Fiscal year ended March 31, 2017

 There are no corresponding transactions.

Six months ended September 30, 2017

 There are no corresponding transactions.

2.  Other money held in trust (Other than trading and held to maturity)

	Millions of yen

March 31, 2017	Consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥3,439	¥3,439	—

	Millions of yen

September 30, 2017	Interim consolidated balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Other money held in trust	¥2,544	¥2,544	—

(Notes to net unrealized gains (losses) on other securities and other money held in trust)

The breakdown of “Net unrealized gains (losses) on other securities” reported on the interim consolidated balance sheet (consolidated balance sheet) is as shown below:

March 31, 2017	Millions of yen
Net unrealized gains (losses)	¥2,189,003
Other securities	2,189,003
Other money held in trust	—
(-) Deferred tax liabilities	584,401

Net unrealized gains (losses) on other securities (before following adjustments)	1,604,602

(-) Non-controlling interests	62,511
(+) SMFG’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	218

Net unrealized gains (losses) on other securities	¥1,542,308

Notes:	1.	There are no net unrealized gains (losses) on other securities shown above for fiscal year ended March 31, 2017 recognized in the earning by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

September 30, 2017	Millions of yen
Net unrealized gains (losses)	¥2,408,023
Other securities	2,408,023
Other money held in trust	—
(-) Deferred tax liabilities	651,419

Net unrealized gains (losses) on other securities (before following adjustments)	1,756,603

(-) Non-controlling interests	71,719
(+) SMFG’s interest in net unrealized gains (losses) on valuation of other securities held by equity method affiliates	2,572

Net unrealized gains (losses) on other securities	¥1,687,457

Notes:	1.	There are no net unrealized gains (losses) on other securities shown above for the six months ended September 30, 2017 recognized in the earning by applying fair value hedge accounting.
	2.	Net unrealized gains (losses) on other securities include foreign currency translation adjustments on foreign currency denominated securities whose fair value is extremely difficult to determine.

(Notes to derivative transactions)

1. Derivative transactions to which the hedge accounting method is not applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value, valuation gains (losses) and fair value calculation methodologies by type of derivative with respect to derivative transactions to which the hedge accounting method is not applied at March 31, 2017 and September 30, 2017. Contract amount does not indicate the market risk relating to derivative transactions.

(1)	Interest rate derivatives

	Millions of yen
	Contract amount			Valuation gains (losses)
March 31, 2017	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥39,837,289	¥3,213,205	¥3,982	¥3,982
Bought	34,841,230	3,262,040	(1,580)	(1,580)
Interest rate options:
Sold	718,513	204,206	(240)	(240)
Bought	33,980,612	15,937,968	6,504	6,504
Over-the-counter
Forward rate agreements:
Sold	11,433,074	19,570	(2,018)	(2,018)
Bought	11,301,863	5,009	1,953	1,953
Interest rate swaps:	394,190,398	322,989,184	118,372	118,372
Receivable fixed rate/payable floating rate	182,815,914	149,614,851	3,440,828	3,440,828
Receivable floating rate/payable fixed rate	176,422,223	147,558,435	(3,338,573)	(3,338,573)
Receivable floating rate/payable floating rate	34,784,385	25,704,222	9,465	9,465
Interest rate swaptions:
Sold	5,239,445	3,217,041	(4,722)	(4,722)
Bought	4,247,277	2,688,847	(733)	(733)
Caps:
Sold	34,315,074	21,689,220	(30,630)	(30,630)
Bought	9,224,573	6,854,953	5,479	5,479
Floors:
Sold	623,227	323,811	(705)	(705)
Bought	967,498	943,700	1,685	1,685
Other:
Sold	1,173,711	759,423	2,081	2,081
Bought	7,182,812	5,947,819	13,001	13,001

Total	/	/	¥112,429	¥112,429

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount			Valuation gains (losses)
September 30, 2017	Total	Over 1 year	Fair value
Listed
Interest rate futures:
Sold	¥53,330,497	¥6,650,297	¥1,790	¥1,790
Bought	50,897,884	6,521,791	732	732
Interest rate options:
Sold	1,721,551	643,376	(381)	(381)
Bought	49,939,669	26,791,101	3,008	3,008
Over-the-counter
Forward rate agreements:
Sold	12,944,636	173,649	120	120
Bought	12,837,080	126,514	(155)	(155)
Interest rate swaps:	431,526,249	341,368,310	104,141	104,141
Receivable fixed rate/payable floating rate	198,858,758	157,914,931	3,291,595	3,291,595
Receivable floating rate/payable fixed rate	194,406,352	155,417,179	(3,206,349)	(3,206,349)
Receivable floating rate/payable floating rate	38,144,477	27,953,739	8,033	8,033
Interest rate swaptions:
Sold	5,628,700	3,412,005	(2,133)	(2,133)
Bought	4,614,150	2,973,394	1,751	1,751
Caps:
Sold	36,369,393	22,689,315	(18,983)	(18,983)
Bought	9,176,610	6,431,117	(430)	(430)
Floors:
Sold	721,565	376,266	(386)	(386)
Bought	1,052,729	1,034,986	1,025	1,025
Other:
Sold	1,248,832	661,110	(2,534)	(2,534)
Bought	7,291,519	5,533,804	11,786	11,786

Total	/	/	¥99,352	¥99,352

Notes:	1. The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.

2.     Fair value of transactions listed on an exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(2)	Currency derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Listed
Currency futures:
Sold	¥1,559	¥—	¥(18)	¥(18)
Bought	701	—	0	0
Over-the-counter
Currency swaps	36,267,949	27,100,479	246,213	32,616
Currency swaptions:
Sold	669,791	636,245	(3,328)	(3,328)
Bought	793,518	751,472	3,594	3,594
Forward foreign exchange	74,917,450	7,537,097	(77,907)	(77,907)
Currency options:
Sold	2,478,270	1,404,036	(87,132)	(86,625)
Bought	2,289,036	1,280,452	79,065	78,559

Total	/	/	¥160,485	¥(53,110)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2017	Total	Over 1 year
Listed
Currency futures:
Sold	¥2,012	¥—	¥84	¥84
Bought	287	—	0	0
Over-the-counter
Currency swaps	38,373,448	27,310,126	116,976	56,478
Currency swaptions:
Sold	544,317	518,689	(1,974)	(1,974)
Bought	735,333	711,870	2,384	2,384
Forward foreign exchange	74,984,690	8,753,986	(1,353)	(1,353)
Currency options:
Sold	2,900,375	1,404,204	(84,524)	(84,524)
Bought	2,747,111	1,253,886	75,971	75,971

Total	/	/	¥107,564	¥47,066

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value, option pricing models and other methodologies.

(3)	Equity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥738,963	¥—	¥10,580	¥10,580
Bought	333,271	17,149	(39)	(39)
Equity price index options:
Sold	516,415	271,916	(41,434)	(41,434)
Bought	495,812	211,696	21,651	21,651
Over-the-counter
Equity options:
Sold	264,806	215,549	(23,648)	(23,648)
Bought	265,834	215,026	24,398	24,398
Equity index forward contracts:
Sold	—	—	—	—
Bought	15,677	303	156	156
Equity price index swaps:
Receivable equity index/payable short-term floating rate	101,785	91,030	(8,670)	(8,670)
Receivable short-term floating rate/payable equity index	204,793	183,842	15,460	15,460

Total	/	/	¥(1,544)	¥(1,544)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2017	Total	Over 1 year
Listed
Equity price index futures:
Sold	¥924,456	¥8,445	¥(24,386)	¥(24,386)
Bought	435,169	13,641	15,458	15,458
Equity price index options:
Sold	854,888	367,642	(54,468)	(54,468)
Bought	1,052,011	334,713	37,539	37,539
Over-the-counter
Equity options:
Sold	315,607	246,415	(19,761)	(19,761)
Bought	314,727	246,101	22,691	22,691
Equity index forward contracts:
Sold	—	—	—	—
Bought	8,286	210	771	771
Equity price index swaps:
Receivable equity index/payable short-term floating rate	103,592	86,322	(6,172)	(6,172)
Receivable short-term floating rate/payable equity index	204,911	175,096	9,735	9,735

Total	/	/	¥(18,593)	¥(18,593)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

(4)	Bond derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,201,646	¥—	¥(5,334)	¥(5,334)
Bought	1,665,948	—	6,633	6,633
Bond futures options:
Sold	283,595	—	(124)	(124)
Bought	29,100	—	24	24
Over-the-counter
Bond forward contract:
Sold	2,051	—	25	25
Bought	—	—	—	—
Bond options:
Sold	212,475	—	(341)	(341)
Bought	320,867	104,888	774	774

Total	/	/	¥1,657	¥1,657

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2017	Total	Over 1 year
Listed
Bond futures:
Sold	¥2,900,376	¥—	¥21,568	¥21,568
Bought	2,460,215	—	(20,127)	(20,127)
Bond futures options:
Sold	315,754	—	(402)	(402)
Bought	164,021	—	41	41
Over-the-counter
Bond forward contract:
Sold	520	—	1	1
Bought	—	—	—	—
Bond options:
Sold	136,276	—	(257)	(257)
Bought	267,928	99,713	764	764

Total	/	/	¥1,589	¥1,589

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the Osaka Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using option pricing models.

(5)	Commodity derivatives

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Listed
Commodity futures:
Sold	¥13,929	¥—	¥75	¥75
Bought	14,638	—	(100)	(100)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	57,683	27,606	8,191	8,191
Receivable floating price/payable fixed price	56,396	25,795	(6,551)	(6,551)
Receivable floating price/payable floating price	2,444	2,116	(40)	(40)
Commodity options:
Sold	15,401	14,168	(726)	(726)
Bought	12,477	12,039	70	70

Total	/	/	¥920	¥920

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2017	Total	Over 1 year
Listed
Commodity futures:
Sold	¥150,076	¥—	¥1,242	¥1,242
Bought	150,772	—	(1,350)	(1,350)
Over-the-counter
Commodity swaps:
Receivable fixed price/payable floating price	36,782	25,752	5,104	5,104
Receivable floating price/payable fixed price	35,921	24,202	(3,595)	(3,595)
Receivable floating price/payable floating price	1,794	1,569	(164)	(164)
Commodity options:
Sold	13,536	12,064	(640)	(640)
Bought	11,294	10,207	41	41

Total	/	/	¥637	¥637

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value of transactions listed on exchange is calculated using the closing price on the New York Mercantile Exchange or other relevant exchanges. Fair value of OTC transactions is calculated based on factors such as price of the relevant commodity and contract term.
	3.	Underlying assets of commodity derivatives are fuels and metals.

(6)	Credit derivative transactions

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
March 31, 2017	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥555,356	¥412,834	¥7,277	¥7,277
Bought	732,991	522,137	(8,786)	(8,786)

Total	/	/	¥(1,509)	¥(1,509)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

	Millions of yen
	Contract amount		Fair value	Valuation gains (losses)
September 30, 2017	Total	Over 1 year
Over-the-counter
Credit default options:
Sold	¥498,792	¥376,473	¥7,531	¥7,531
Bought	661,303	464,345	(8,460)	(8,460)

Total	/	/	¥(929)	¥(929)

Notes:	1.	The above transactions are valued at fair value and the valuation gains (losses) are accounted for in the interim consolidated statements of income.
	2.	Fair value is calculated using discounted present value and option pricing models.
	3.	“Sold” represents transactions in which the credit risk is accepted; “Bought” represents transactions in which the credit risk is transferred.

2. Derivative transactions to which the hedge accounting method is applied

The following tables set forth the contract amount or the amount equivalent to the notional amount, fair value and fair value calculation methodologies by type of derivative and hedge accounting method with respect to derivative transactions to which the hedge accounting method is applied at March 31, 2017 and September 30, 2017. Contract amount does not indicate the market risk relating to derivative transactions.

(1) Interest rate derivatives

March 31, 2017			Millions of yen
Hedge accounting Method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥5,853,880	¥4,263,220	¥(643)
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		34,269,289	30,639,419	119,862
	Receivable floating rate/payable fixed rate		19,875,014	17,418,379	(97,711)
	Interest rate swaptions:
	Sold		129,018	129,018	(1,623)
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, corporate bonds
	Receivable fixed rate/payable floating rate		56,095	56,095	(2,046)
	Receivable floating rate/payable fixed rate		135,303	125,572	(2,743)

Special treatment for interest rate swaps	Interest rate swaps:	Loans and bills discounted; borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		38,192	34,442	(Note 3)

	Total		/	/	¥15,094

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

September 30, 2017			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount		Fair value
			Total	Over 1 year
Deferral hedge method	Interest futures:	Interest-earning/bearing financial assets/liabilities such as loans and bills discounted, other securities, deposits and negotiable certificates of deposit
	Sold		¥10,462,689	¥7,521,449	¥(2,865)
	Bought		—	—	—
	Interest rate swaps:
	Receivable fixed rate/payable floating rate		35,341,089	30,640,623	134,759
	Receivable floating rate/payable fixed rate		19,765,405	17,290,176	(127,223)
	Interest rate swaptions:
	Sold		129,651	129,651	3,166
	Bought		—	—	—

Recognition of gain or loss on the hedged items	Interest rate swaps:	Loans and bills discounted, corporate bonds
	Receivable fixed rate/payable floating rate		56,370	56,370	(1,634)
	Receivable floating rate/payable fixed rate		172,291	159,492	(2,311)

Special treatment for interest rate swaps	Interest rate swaps:	Loans and bills discounted, borrowed money, corporate bonds
	Receivable floating rate/payable fixed rate		36,163	28,080	(Note 3)

	Total		/	/	¥3,890

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002).

2.

Fair value of transactions listed on exchange is calculated using the closing price on the Tokyo Financial Exchange or other relevant exchanges. Fair value of OTC transactions is calculated using discounted present value and option pricing models.

3.

Interest rate swap amounts measured by the special treatment for interest rate swaps are treated with the borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments) Fair value of financial instruments.”

(2)	Currency derivatives

March 31, 2017			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities, deposits, foreign currency exchange and others	¥6,226,217	¥3,431,683	¥(181,138)
	Forward foreign exchange		5,363	—	106

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, foreign currency exchange	117,797	80,427	3,439

Allocation method	Currency swaps	Borrowed money	47,081	42,493	(Note 3)

	Total		/	/	¥(177,593)

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.
	3.

Forward foreign exchange amounts treated by the allocation method are treated with borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments).”

September 30, 2017			Millions of yen
Hedge accounting method	Type of derivative	Principal items hedged	Contract amount
			Total	Over 1 year	Fair value
Deferral hedge method	Currency swaps	Foreign currency denominated loans and bills discounted, other securities deposits, foreign currency exchange and others	¥6,131,521	¥3,476,329	¥(63,428)

Recognition of gain or loss on the hedged items	Currency swaps	Loans and bills discounted, foreign currency exchange	126,810	104,106	5,518
	Forward foreign exchange		9,039	—	440

Allocation method	Currency swaps	Borrowed money,	51,068	40,530	(Note 3)
	Forward foreign exchange	foreign currency exchange	163	—

	Total		/	/	¥(57,469)

Notes:	1.

SMFG applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002).

	2.	Fair value is calculated using discounted present value.
	3.

Forward foreign exchange amounts treated by the allocation method are treated with borrowed money or other transactions that are subject to the hedge. Therefore such fair value is included in the fair value of the relevant transaction subject to the hedge in the “(Notes to financial instruments).”

(Notes to stock options)

1. Amount of stock options expenses

	Millions of yen
Six months ended September 30	2016	2017
General and administrative expenses	¥326	¥163

2. Amount of profit by non-exercise of stock acquisition rights

	Millions of yen
Six months ended September 30	2016	2017
Other income	¥18	¥13

3. Outline of stock options

Six months ended September 30, 2016

Date of resolution	July 26, 2016
Title and number of grantees	Directors of SMFG 8 Corporate auditors of SMFG 3 Executive officers of SMFG 5 Directors, corporate auditors and executive officers of SMBC 73
Number of stock options*	Common shares 201,200
Grant date	August 15, 2016
Condition for vesting

Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a director,

corporate auditor or executive officer of SMFG and SMBC.

Requisite service period	From June 29, 2016 to the closing of the ordinary general meeting of shareholders of SMFG for the fiscal year ended March 31, 2017
Exercise period	August 15, 2016 to August 14, 2046
Exercise price (yen)	1
Fair value at the grant date (yen)	2,811

*	Number of stock options has been converted and stated as number of shares.

Six months ended September 30, 2017

There are no corresponding transactions.

(Notes to asset retirement obligations)

Fiscal year ended March 31, 2017

There is no significant information to be disclosed.

Six months ended September 30, 2017

There is no significant information to be disclosed.

(Notes to real estate for rent)

Fiscal year ended March 31, 2017

There is no significant information to be disclosed.

Six months ended September 30, 2017

There is no significant information to be disclosed.

(Notes to segment and other related information)

[Segment information]

1. Summary of reportable segment

SMFG Group’s reportable segment is defined as an operating segment for which discrete financial information is available and reviewed by the Board of Directors and SMFG’s Management Committee regularly in order to make decisions about resources to be allocated to the segment and assess its performance.

SMFG Group introduced group-wide business units from April 1, 2017 which determine strategies for each customer segment across the Group companies, to further enhance the capability to meet the customers’ diversified needs. Therefore, the reportable segment was changed from “Commercial banking,” “Leasing,” “Securities,” “Consumer Finance” and “Other business” to “Wholesale Business Unit,” “Retail Business Unit,” “International Business Unit,” “Global Markets Business Unit” and “Head office account” since the period for the six months ended September 30, 2017.

The businesses in charge of each business unit are the followings.

Wholesale Business Unit:	Business to deal with domestic medium-to-large-sized enterprise

Retail Business Unit:	Business to deal with domestic individual and small-to-medium-sized enterprise

International Business Unit:	Business to deal with international (including Japanese) corporate customers

Global Markets Business Unit:	Business to deal with financial market

Head office account:	Business other than businesses above

2. Method of calculating profit and loss amount by reportable segment

Accounting methods applied to the reported business segment are basically the same as those described in “(Notes to significant accounting policies for preparing consolidated financial statements).” However, for transactions by several business units’ cooperation, profit and loss, and expense are calculated on the cooperated business unit, which is calculated in accordance with internal managerial accounting policy.

Information on profit and loss amount by reportable segment is provided based on changes above for the six months ended September 30, 2016.

SMFG does not assess assets by business segments.

3. Information on profit and loss amount by reportable segment

Six months ended September 30, 2016	Millions of yen
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥371,715	¥628,197	¥259,177	¥203,112	¥(44,748)	¥1,417,453
Expenses	(166,246)	(514,849)	(112,332)	(25,590)	(63,011)	(882,029)
Others	20,124	3,255	21,573	3,448	(35,680)	12,719

Consolidated net business profit	¥225,593	¥116,604	¥168,417	¥180,969	¥(143,440)	¥548,143

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and other” includes profit or loss to be eliminated as inter-segment transactions.

Six months ended September 30, 2017	Millions of yen
	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Consolidated gross profit	¥361,941	¥633,097	¥310,945	¥196,383	¥(36,596)	¥1,465,770
Expenses	(171,033)	(506,099)	(139,230)	(26,581)	(51,690)	(894,633)
Others	23,939	5,644	30,336	8,509	(38,216)	30,212

Consolidated net business profit	¥214,847	¥132,642	¥202,050	¥178,311	¥(126,501)	601,349

Notes:	1.	Figures shown in the parenthesis represent the loss.
	2.	“Others” includes equity in profit and loss of affiliates and cooperated profit and loss based on internal managerial accounting.
	3.	“Head office account and other” includes profit or loss to be eliminated as inter-segment transactions.

4. Difference between total amount of consolidated net business profit by reportable segment and ordinary profit on interim  consolidated statements of income (adjustment of difference)

Six months ended September 30, 2016	Millions of yen
Consolidated net business profit	¥548,143
Other ordinary income (excluding equity in gains of affiliates)	66,640
Other ordinary expenses	(100,532)

Ordinary profit on interim consolidated statements of income	¥514,251

Note: Figures shown in the parenthesis represent the loss.

Six months ended September 30, 2017	Millions of yen
Consolidated net business profit	¥601,349
Other ordinary income (excluding equity in gains of affiliates)	81,411
Other ordinary expenses	(67,212)

Ordinary profit on interim consolidated statements of income	¥615,548

Note: Figures shown in the parenthesis represent the loss.

[Related information]

Six months ended September 30, 2016

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,816,913	¥204,465	¥193,691	¥187,107	¥2,402,177

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of SMFG and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,547,624	¥218,489	¥1,095,333	¥14,523	¥2,875,970

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

Six months ended September 30, 2017

1. Information on each service

There is no information to be disclosed since information on each service is similar to the segment information.

2. Geographic information

(1)	Ordinary income

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,993,230	¥271,720	¥247,436	¥234,557	¥2,746,944

Notes:	1.	Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.
2.

Ordinary income from transactions of SMFG and its domestic consolidated banking subsidiaries (excluding overseas branches) and other domestic consolidated subsidiaries is classified as “Japan.” Ordinary income from transactions of overseas branches of domestic consolidated banking subsidiaries and overseas consolidated subsidiaries is classified as “The Americas,” “Europe and Middle East” and “Asia and Oceania,” based on their locations and in consideration of their geographic proximity and other factors.

3.

The Americas includes the United States, Brazil, Canada and others; Europe and Middle East includes the United Kingdom, Germany, France and others; Asia and Oceania includes China, Singapore, Australia and others except Japan.

(2)	Tangible fixed assets

Millions of yen
Japan	The Americas	Europe and Middle East	Asia and Oceania	Total
¥1,738,269	¥560,516	¥1,264,273	¥11,565	¥3,574,624

3. Information on major customers

There are no major customers individually accounting for 10% or more of ordinary income reported on the interim consolidated statements of income.

[Information on impairment loss for fixed assets by reportable segment]

SMFG does not allocate impairment loss for fixed assets to the reportable segment.

Impairment loss for the six months ended September 30, 2016 is ¥1,751 million.

Impairment loss for the six months ended September 30, 2017 is ¥3,037 million.

[Information on amortization of goodwill and unamortized balance by reportable segment]

	Millions of yen
Six months ended September 30, 2016	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥170	¥2,009	¥479	¥—	¥11,515	¥14,175
Unamortized balance	13,462	60,150	5,428	—	296,978	376,020

	Millions of yen
Six months ended September 30, 2017	Wholesale Business Unit	Retail Business Unit	International Business Unit	Global Markets Business Unit	Head office account and others	Total
Amortization of goodwill	¥340	¥2,009	¥534	¥—	¥9,788	¥12,674
Unamortized balance	12,610	56,130	4,988	—	232,263	305,991

[Information on gains on negative goodwill by reportable segment]

Six months ended September 30, 2016

There are no corresponding transactions.

Six months ended September 30, 2017

There are no corresponding transactions.

(Business Combinations)

Six months ended September 30, 2017

<Business Combination through acquisition>

American Railcar Leasing LLC became a consolidated subsidiary of SMBC Rail Services LLC

On June 1, 2017, SMBC Rail Services LLC (“SMBC Rail”), a consolidated subsidiary of SMFG, acquired all shares of American Railcar Leasing LLC (“ARL”) under the contract agreed with an affiliate of Icahn Enterprises L.P. in the United States on December 16, 2016. As a result, ARL and its 19 leasing subsidiaries became consolidated subsidiaries of SMFG.

Seven out of the acquired consolidated subsidiaries were liquidated on the acquisition date. The outline of the business combination through acquisition is as described below.

1. Outline of the business combination

(1)  Name of the acquired company and its business

American Railcar Leasing LLC (Railcar leasing business)

(2)  Main reasons for the business combination

The U.S. Railcar leasing business is expected to continue to steadily grow and achieve higher profitability along with the U.S. economy with stable demand for rail freight transportation as a major mode of a domestic logistic infrastructure.

(3)  Date of the business combination

June 1, 2017

(4)  Legal form of the business combination

Acquisition of shares

(5)  Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

(6)  Share of voting rights SMFG acquired

100%

(7)  Grounds for deciding on the acquirer

SMBC Rail paid cash to ARL as the consideration of the acquisition.

2. Period of the acquired company’s financial result included in the consolidated financial statements of SMFG

From June 1, 2017 to June 30, 2017

3. Acquisition cost and consideration of the acquired business

Consideration	Cash	¥170,506 million
Acquisition cost		¥170,506 million

4. Major acquisition-related costs

Advisory fees and others    ¥1,264 million

5. Amount of goodwill, reason for recognizing goodwill, amortization method and the period

There is no goodwill and negative goodwill to be recognized.

6. Amounts of assets acquired and liabilities assumed on the date of the business combination

(1) Assets

Millions of yen
Total assets	319,975
Tangible fixed assets	304,256

(2) Liabilities

Millions of yen
Total liabilities	149,469
Borrowed money	147,523

7. Approximate amounts and their calculation method of impact on the interim statements of income for the period, assuming that the business combination had been completed at the beginning of the period

The approximate amounts have not been disclosed since they are immaterial.

(Per Share Data)

1. Net assets per share and the calculation method

	Millions of yen, except per share data and number of shares
	March 31, 2017	September 30, 2017
Net assets per share	¥6,901.67	¥7,211.72
[The calculation method]
Net assets	11,234,286	11,701,301
Amounts excluded from Net assets	1,502,747	1,528,784
Stock acquisition rights	3,482	3,192
Non-controlling interests	1,499,264	1,525,591

Net assets attributable to common stock at the end of the period	¥9,731,538	¥10,172,517

Number of common stock at the end of the period used for the calculation of Net assets per share (in thousands)	1,410,026	1,410,553

2. Earnings per share and Earnings per share (diluted) and each calculation method

	Millions of yen, except per share data and number of shares
Six months ended September 30	2016	2017
(i) Earnings per share	¥262.72	¥297.94
[The calculation method]
Profit attributable to owners of parent	359,198	420,195
Amount not attributable to common stockholders	—	—
Profit attributable to owners of parent concerning common stock	359,198	420,195
Average number of common stock during the period (in thousands)	1,367,221	1,410,334
(ii) Earnings per share (diluted)	¥262.53	¥297.71
[The calculation method]
Adjustment for profit attributable to owners of parent	(0)	(1)
Adjustment of dilutive shares issued by consolidated subsidiaries	(0)	(1)
Increase in the number of common stock (in thousands)	1,009	1,082
Stock acquisition rights (in thousands)	1,009	1,082

(Significant Subsequent Events)

On November 6, 2017, SMFG entered into, subject to the approval of foreign and domestic regulatory authorities, a basic agreement with Sumitomo Corporation (“Sumitomo Corp”) concerning the reorganization of their joint leasing partnership (the “Reorganization”).

The Reorganization includes the partial transfer of shares held by SMFG in SMFL (the “Share Transfer”), a joint venture between SMFG and Sumitomo Corp. In the event of the Share Transfer SMFL and its consolidated subsidiaries SMBC Aviation Capital Limited (“ACAL”) and SMFL Capital Co., Ltd. (“FLC”) and others will cease to be consolidated subsidiaries of SMFG and will be equity method affiliates of the Company.

SMFG’s ownership percentage in SMFL will decrease from the current 60% to 50% while Sumitomo Corp’s ownership percentage will increase from 40% to 50%.

1. Purpose of the Reorganization

The purposes of the Reorganization are to increase in the competitiveness and the sustainable growth of their strategic joint leasing partnership which is comprised of general leasing, auto leasing and aircraft leasing business. This will be achieved by taking further advantage of SMFG’s global client base, and the financial group’s ability to deliver diverse and cutting-edge financial solutions regardless of geographical location, and Sumitomo Corp’s ability to construct value chains and create new business opportunities on a global basis.

It also aims to establish an operating framework that will allow for the flexible and efficient management of the joint leasing partnership’s overall operations and implementation of its business strategies. As a result, SMFG and Sumitomo Corp will adjust their respective ownership percentages in SMFL to 50%.

2. Outline of subsidiary excluded from the scope of the consolidation (the fiscal year ended March 31, 2017)

Sumitomo Mitsui Finance and Leasing Company, Limited (Reportable segments: Wholesale Business Unit and International Business Unit)

Consolidated total assets	¥5,601,650 million
Consolidated net assets	¥779,319 million
Consolidated ordinary income	¥783,582 million

Note: Consolidated ordinary income is presented as a counterpart of sales of companies in other industries.

(Others)

Not applicable.

(Non-consolidated financial statements)

1. Non-consolidated balance sheets

	Millions of yen		Millions of U.S. dollars
	March 31, 2017	September 30, 2017	September 30, 2017
Assets:
Current assets
Cash and due from banks	¥728,445	¥745,245	$6,610
Other current assets	148,530	90,396	802

Total current assets	876,975	835,641	7,412

Fixed assets
Tangible fixed assets	39	99	1
Intangible fixed assets	316	299	3
Investments and other assets	9,579,808	10,423,530	92,456
Investments in subsidiaries and affiliates	6,155,487	6,156,246	54,606
Long-term loans receivable from subsidiaries and affiliates	3,424,217	4,266,898	37,847
Other investments and other assets	103	385	3

Total fixed assets	9,580,164	10,423,929	92,460

Total assets	¥10,457,139	¥11,259,571	$99,872

Liabilities:
Current liabilities
Short-term borrowings	¥1,228,030	¥1,228,030	$10,893
Income taxes payable	80	2	0
Reserve for employee bonuses	234	704	6
Reserve for executive bonuses	95	—	—
Other current liabilities	25,101	36,387	323

Total current liabilities	1,253,541	1,265,124	11,222

Fixed liabilities
Bonds	3,558,111	4,333,864	38,441
Long-term borrowings	132,805	199,733	1,772
Other fixed liabilities	—	64	1

Total fixed liabilities	3,690,917	4,533,662	40,213

Total liabilities	4,944,459	5,798,786	51,435

Net assets:
Stockholders’ equity
Capital stock	2,337,895	2,338,743	20,745
Capital surplus
Capital reserve	1,559,374	1,560,221	13,839
Other capital surplus	24,327	24,283	215

Total capital surplus	1,583,701	1,584,505	14,055

Retained earnings
Other retained earnings
Voluntary reserve	30,420	30,420	270
Retained earnings brought forward	1,570,369	1,516,695	13,453

Total retained earnings	1,600,789	1,547,115	13,723

Treasury stock	(12,913)	(12,480)	(111)

Total stockholders’ equity	5,509,473	5,457,884	48,411

Stock acquisition rights	3,206	2,900	26

Total net assets	5,512,680	5,460,784	48,437

Total liabilities and net assets	¥10,457,139	¥11,259,571	$99,872

2. Non-consolidated statements of income

	Millions of yen		Millions of U.S. dollars
Six months ended September 30	2016	2017	2017
Operating income:
Dividends on investments in subsidiaries and affiliates	¥237,705	¥64,904	$576
Fees and commissions received from subsidiaries and affiliates	10,122	4,659	41
Interests on loans receivable from subsidiaries and affiliates	19,324	43,790	388

Total operating income	267,153	113,355	1,005

Operating expenses:
General and administrative expenses	5,358	9,917	88
Interest on bonds	24,853	47,709	423
Interest on long term borrowings	234	1,844	16

Total operating expenses	30,446	59,471	528

Operating profit	236,707	53,883	478

Non-operating income	107	96	1
Non-operating expenses	6,382	5,344	47

Ordinary profit	230,433	48,635	431

Income before income taxes	230,433	48,635	431

Income taxes-current	1	(39,662)	(352)

Income taxes-deferred	—	36,219	321

Income taxes	1	(3,442)	(31)

Net income	¥230,431	¥52,077	$462

3. Non-consolidated statements of changes in net assets

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
Six months ended September 30, 2016	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,337,895	¥1,559,374	¥24,332	¥1,583,706	¥30,420	¥1,331,100	¥1,361,520
Changes in the period:
Cash dividends						(105,753)	(105,753)
Net income						230,431	230,431
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	—	—	(0)	(0)	—	124,677	124,677

Balance at the end of the period	¥2,337,895	¥1,559,374	¥24,331	¥1,583,705	¥30,420	¥1,455,778	¥1,486,198

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2016	Treasury Stock	Total
Balance at the beginning of the period	¥(12,833)	¥5,270,289	¥2,635	¥5,272,925
Changes in the period:
Cash dividends		(105,753)		(105,753)
Net income		230,431		230,431
Purchase of treasury stock	(29)	(29)		(29)
Disposal of treasury stock	5	5		5
Net changes in items other than stockholders’ equity in the period			296	296

Net changes in the period	(23)	124,653	296	124,950

Balance at the end of the period	¥(12,856)	¥5,394,943	¥2,931	¥5,397,875

	Millions of yen
	Stockholders’ equity
		Capital surplus			Retained earnings
Six months ended September 30, 2017	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	¥2,337,895	¥1,559,374	¥24,327	¥1,583,701	¥30,420	¥1,570,369	¥1,600,789
Changes in the period:
Issuance of new stock	847	847		847
Cash dividends						(105,752)	(105,752)
Net income						52,077	52,077
Purchase of treasury stock
Disposal of treasury stock			(43)	(43)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	847	847	(43)	803	—	(53,674)	(53,674)

Balance at the end of the period	¥2,338,743	¥1,560,221	¥24,283	¥1,584,505	¥30,420	¥1,516,695	¥1,547,115

	Millions of yen
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2017	Treasury Stock	Total
Balance at the beginning of the period	¥(12,913)	¥5,509,473	¥3,206	¥5,512,680
Changes in the period:
Issuance of new stock		1,695		1,695
Cash dividends		(105,752)		(105,752)
Net income		52,077		52,077
Purchase of treasury stock	(53)	(53)		(53)
Disposal of treasury stock	486	443		443
Net changes in items other than stockholders’ equity in the period			(305)	(305)

Net changes in the period	433	(51,589)	(305)	(51,895)

Balance at the end of the period	¥(12,480)	¥5,457,884	¥2,900	¥5,460,784

	Millions of U. S. dollars
	Stockholders’ equity
		Capital surplus			Retained earnings
Six months ended September 30, 2017	Capital stock	Capital reserve	Other capital surplus	Total capital surplus	Other retained earnings		Total
					Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	$20,737	$13,832	$216	$14,047	$270	$13,929	$14,199
Changes in the period:
Issuance of new stock	8	8		8
Cash dividends						(938)	(938)
Net income						462	462
Purchase of treasury stock
Disposal of treasury stock			(0)	(0)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	8	8	(0)	7	—	(476)	(476)

Balance at the end of the period	$20,745	$13,839	$215	$14,055	$270	$13,453	$13,723

	Millions of U. S. dollars
	Stockholders’ equity		Stock acquisition rights	Total net assets
Six months ended September 30, 2017	Treasury Stock	Total
Balance at the beginning of the period	$(115)	$48,869	$28	$48,897
Changes in the period:
Issuance of new stock		15		15
Cash dividends		(938)		(938)
Net income		462		462
Purchase of treasury stock	(0)	(0)		(0)
Disposal of treasury stock	4	4		4
Net changes in items other than stockholders’ equity in the period			(3)	(3)

Net changes in the period	4	(458)	(3)	(460)

Balance at the end of the period	$(111)	$48,411	$26	$48,437